Trans-Orient Petroleum Announces Annual and Special Meeting Results

January 26, 2009, Vancouver, B.C. Trans-Orient Petroleum Ltd. (TSX-V: TOZ and OTCBB: TOPLF) announces that on January 23, 2009, the shareholders elected Messrs Garth Johnson, Alex Guidi, Michael Hart and Ronald Bertuzzi to the Board of Directors at its annual and special meeting.

More than 21.5 million votes were received out of an eligible 36.5 million shares with 99.5% of shares voted, done so in favour of all directors, for the appointment of the Company’s auditors and to approve the Company’s 10% rolling share option plan.

Trans-Orient CEO, Garth Johnson, said “I would like to thank our shareholders for their tremendous voting response and show of support at this year’s annual and special meeting. Trans-Orient remains well capitalized to conduct our exploration operations for the foreseeable future and we look forward to an exciting year.”

About Trans-Orient:
Trans-Orient Petroleum Ltd. is a Canadian-based company that controls a 100% interest in 2.2 million acres in the lightly explored East Coast Basin of New Zealand. This high-potential oil and gas frontier encompasses a number of significant conventional prospects as well as unconventional prospects targeting world-class fractured shale oil-and-gas source-rock formations.

Contact:
Garth Johnson, CEO
+1.604.682 -6496
http://www.transorient.com/

Forward-Looking Statements:

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future operations, undiscovered hydrocarbon resource potential, exploration, potential reservoirs, prospects, leads and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results may differ materially from those in the forward-looking statements due to factors such as market prices, farm-outs, relinquishments, exploration successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com for further information.

The TSX Venture Exchange has not reviewed, and does not accept responsibility for the adequacy or accuracy of the content of this news release.